Mail Stop 3561

March 21, 2008

<u>By Facsimile and U.S. Mail</u>

Bernard L. Brodkorb
President
ISA Internationale, Inc.
2560 Rice Street
St. Paul, MN 55113

      Re: ISA Internationale, Inc.
            Form 10-K for Fiscal Year Ended September 30, 2004
            File No. 1-16423

Dear Mr. Brodkorb:

We have completed our review of the above referenced filing and have no further comment at this time.

                    Sincerely,

                    Michael Moran
                    Accounting Branch Chief